

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

August 5, 2019

James Leonard
Director and President
Fifth Third Holdings Funding, LLC
38 Fountain Square Plaza, MD 109053
Cincinnati, Ohio 45263

> **Re: Fifth Third Holdings Funding, LLC**
> **Registration Statement on Form SF-3**
> **Filed August 2, 2019**
> **File No. 333-232977**

Dear Mr. Leonard:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Benjamin Meeks, Special Counsel, at (202) 551-7146 or me at (202) 551-3262 if you have any questions.

Sincerely,

/s/ Arthur C. Sandel

Arthur C. Sandel
Special Counsel
Office of Structured Finance

cc: Samuel Lind
        Fifth Third Bank

        Stuart M. Litwin
        Mayer Brown LLP